Filed Pursuant to Rule 424(b)(3)
Registration No. 333-113900

PROSPECTUS

RADYNE COMSTREAM INC.

Common Stock

9,676,800 Shares

     We are registering 9,676,800 shares of our common stock for resale by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” beginning on page 11 or their transferees.

     The selling stockholders or their transferees may from time to time sell some or all of the shares covered by this prospectus or interests therein through ordinary brokerage transactions, through public and privately negotiated transactions, directly to market makers of our common stock, or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 18 at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     We will not receive any of the proceeds from the sale of the shares. We are not paying the costs of registering the shares for resale by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the symbol “RADN”. The closing sale price of our common stock, as reported on the Nasdaq National Market on April 6, 2004, was $9.97 per share.

     Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors included in the section entitled “Risk Factors” beginning on page 4. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your entire investment.

     Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common stock or determined that the information in this prospectus is accurate or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is April 7, 2004.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The common stock is not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus or such prospectus supplement.

THE COMPANY

     We design, manufacture, integrate, install and sell capital equipment used in the ground-based portion of satellite communication systems and cable communications networks to receive and transmit data, video, telephone, telephone over Internet and television. Our products are used in applications for telephone, data, video and audio broadcast communications, private and corporate data networks, Internet applications, and digital television for cable and network broadcast. We design, manufacture, integrate, install and sell capital equipment used for upgrading existing analog point-to-point microwave radios to handle digital signals. We design, manufacture, integrate, install and sell capital equipment for High Definition Television (HDTV) and other digital encoding and transmission and our Armer subsidiary provides innovative solutions for the integration and installation of turnkey communications systems. Through our network of international sales and service offices and area distributors and sales representatives, we serve customers in over 80 countries, including customers in the television broadcast industry, international telecommunications companies, Internet service providers, private communications networks, network and cable television and the United States government.

     Our products have been utilized in major communication systems worldwide, including the following:

•	HDTV Encoders and Integrated Receiver Decoders (IRDs) for a Major Korean Communications company.

•	Earth stations for the first international satellite links in China, India, Pakistan, Brazil, Haiti and Zambia.

•	We have provided numerous microwave modems to convert existing analog television distribution systems to handle digital television.

•	Supplied complete Data Broadcast network for Shanghai Stock Exchange-over 4,000 sites throughout mainland China.

•	International Cablecasting Technologies — utilizing 40,000 digital audio broadcast receivers.

•	Supply of Ground equipment for delivery of IP over Satellite to major satellite bandwidth providers.

•	First major Internet over Satellite network with 300 terminals deployed in the Dominican Republic for a distance learning application.

•	Major private audio network in Mexico and Central America for a department store chain, which transmits music, advertising and product announcements to all its store locations.

•	High-Speed DVB Modulators for Hughes Direct to PC Network and Hughes DirecTV.

•	HDTV encoders and IRDs for major international sporting events (2002 winter Olympics through NBC, 2002 World Cup through Korea Telecom and various programming through ESPN-Star TV in Singapore).

•	Selected by PamAmSat, Intelsat and ChinaSat for the deployment of IP over satellite solutions.

•	Major expansion of U.S. Government Satellite Communications Network.

     Our principal executive offices are located at 3138 East Elwood Street, Phoenix, Arizona, 85034 and our telephone number is (602) 437-9620. Our website is located at www.radn.com. The information on our website is neither incorporated by reference into, nor a part of, this prospectus.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock.

Risks Related to Our Business

We have a history of inconsistent operating results, and could suffer losses in the future.

     As a result of operating losses from time to time in prior years, we had an accumulated deficit of $9.5 million at December 31, 2003. Our earnings in fiscal 2001 deteriorated significantly compared to the prior year and due to further sales declines during 2002, we experienced further losses. While the Company regained profitability during 2003, we accomplished it through aggressive cost cutting more than through increased sales. There are no assurances that the cost cutting measures instituted during the 2002 and 2003 fiscal years will be effective in the years to come and the Company’s forecasts rely heavily on increased revenues (of which there are no assurances) to predict future profitability. A failure to achieve either lower costs or higher sales would affect our profitability and could result in losses.

Our quarterly operating results have fluctuated significantly in the past, and we anticipate that they could do so in the future, which could adversely affect our stock price.

     We may continue to experience significant quarter to quarter fluctuations in our operating results, which may result in volatility in the price of our common stock. These fluctuating operating results derive from a variety of factors, including the following:

•	timing of the initiation and completion of our purchase orders;

•	demand for our products;

•	introduction of new or enhanced products by us or our competitors;

•	growth of demand for Internet-based products and services in developing countries;

•	timing of significant marketing programs we may implement;

•	extent and timing of hiring additional personnel;

•	competitive conditions in our industry; and

•	general economic conditions in the United States and abroad.

     The factors described above are difficult to forecast and could harm our business, financial condition and results of operations. Furthermore, the last two years have been challenging for the telecommunication and Internet industries, thereby resulting in longer sales cycles and delays in the purchase decision-making process of existing and potential customers of our products and services. Accordingly, we may have difficulty in accurately forecasting our revenues for any future quarter.

We depend on international sales, which could cause our sales levels to be volatile.

     We are dependent on sales to customers outside the United States. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. For example, sales to our foreign customers were approximately 46% for the year ended December 31, 2001, 47% for the year ended December 31, 2002 and 48% for the year ended December 31, 2003. Additionally, we estimate that approximately 60% of our domestic sales are eventually exported. Moreover, the growth in the use of satellites for Internet traffic in recent years has been centered on connecting Internet service providers, or ISPs, with Internet servers. U.S. based ISPs rarely use satellites to provide point-to-point infrastructure for the Internet. Accordingly, we expect that our sales to the Internet Service Provider market will be primarily to customers located outside the United States. As a result of our dependence on foreign markets, the occurrence of any negative international political, economic or geographic events could result in significant revenue shortfalls. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

•	changing regulatory requirements;

•	fluctuations in the exchange rate for the United States dollar;

•	the availability of export licenses;

•	political and economic instability;

•	difficulties in staffing and managing foreign operations, tariffs and other trade barriers;

•	changes in diplomatic and trade relationships;

•	complex foreign laws and treaties;

•	acts of terrorism; and

•	difficulty of collecting foreign account receivables.

     In addition, we are subject to the Foreign Corrupt Practices Act, which prohibits us from making payments to government officials and others in order to influence the granting of contracts we may be seeking. Our non-U.S. competitors are not subject to this law and this may give them a competitive advantage over us.

Fluctuations in the valuations of foreign currencies could decrease the purchasing power of our foreign customers, reduce sales and decrease our earnings.

     Our foreign sales are denominated in United States dollars. As a result, any decrease in the value of foreign currencies relative to the United States dollar may materially adversely affect the demand for our products by increasing their costs in the currency of those countries. For example, the value of the Mexican Peso, Venezuelan Bolivar and the Brazilian Real have deteriorated against the Dollar over the last two years and these markets have experienced decreased bookings and adversely affected our results of operations in 2003.

We depend on developing markets and their uncertain growth potential could result in a reduction in revenues and even losses.

     We believe a substantial portion of the growth in demand for our products will depend upon customers in developing countries. We cannot provide assurance that such increases in demand will occur or that prospective customers will accept our products. The degree to which we are able to penetrate potential markets in developing countries will be affected to a large extent by the speed with which other competing elements of the communications infrastructure, such as other satellite-delivered solutions, telephone lines, television cable, and land-based solutions, are installed in these developing countries.

The sales and implementation cycles for our products are long and have recently increased, and we may incur substantial, non-recoverable expenses or devote significant resources to sales that may not occur when anticipated, if at all.

     A customer’s decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. After a customer decides to purchase our products, the timing of their deployment and implementation depends on a variety of factors specific to each customer. Further, prospective customers may delay purchasing our products in order to evaluate new technologies and develop and implement new wireless systems. Throughout the sales cycle, we spend considerable resources educating and providing information to prospective customers regarding the use and benefits of our products. Our sales cycle for new customers is lengthy, typically from four to five months, which is an increase from the two to three months we experienced in the past couple of years.

Our research and development efforts are costly and the results are uncertain, which may reduce our profitability and could result in losses.

     Our continued growth depends on penetrating new markets, adapting existing satellite communications products to new applications, and introducing new communications products that achieve market acceptance and benefit from our established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. These efforts are costly. We expended $6.3 million, or 11% of our net sales, in fiscal 2003 on research and development activities. This was a decrease from the prior year in which we spent $8.7 million, or 15% of our net sales for the year. Additionally, our research and development program may not produce successful results, which would have a material adverse effect on our business, financial condition, and results of operations.

Continued growth through acquisition could prove unsuccessful and strain our personnel and systems and divert our resources.

     We have pursued, and will continue to pursue, growth opportunities through internal development and acquisition of complementary businesses, products and technologies. Our operations have expanded significantly as a result of our acquisitions of ComStream, Armer, and Tiernan. We are unable to predict whether or when any other prospective acquisition will be completed. However, in order to pursue successfully the opportunities presented by the ground-based transmission and reception systems (“ground segment”) and emerging satellite-delivered communications and Internet/intranet-infrastructure markets, we will be required to continue to expand our operations. This expansion could entail various risks, including the following:

•	difficulty of assimilating the operations and personnel of acquired businesses or products due to unforeseen circumstances;

•	the necessity to attract, train, motivate, and manage a significantly larger number of employees;

•	the use of a disproportionate amount of our management’s attention or our resources;

•	substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets;

•	potential disruption of our ongoing business;

•	our inability, once integrated, to achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected; and

•	our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment.

     Moreover, we cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, or expand into new markets. The occurrence of any of the risks described above or any failure to manage further growth in an efficient manner and at a pace consistent with our business could have a material adverse effect on our growth and our business, financial condition, and results of operations.

Our ability to use our net operating loss carryforwards may be limited by the ownership change caused by the sale of all of the shares of our common stock held by our majority stockholders.

     We have net operating loss carryforwards that expire between the years 2017 and 2022. As a result of the recent sale by Stetsys Pte Ltd. and Stetsys US, Inc. of all of the shares of our common stock held by each company, we will experience an ownership change as defined by Section 382 of the U.S. Internal Revenue Code of 1986, as amended. Because of the ownership change, we will be limited in our ability to use the net operating losses and from before the date of the ownership change to offset items of taxable income realized after that date. The annual limitation may also result in the expiration of net operating losses before utilization. In addition, a future ownership change could further limit the availability of our net operating loss carryforwards to offset tax liabilities and may be viewed negatively by a prospective buyer of the stock.

Our competitive position relies heavily on our proprietary technology and intellectual property.

     We rely on our proprietary technology and intellectual property to maintain our competitive position. Unauthorized parties could attempt to copy aspects of our technologies or to obtain information that we regard as proprietary. We may not be able to police unauthorized use of our intellectual property. Our failure to protect our proprietary technology and intellectual property could adversely affect our competitive position.

     We generally rely on confidentiality agreements with our employees and some of our suppliers to protect our proprietary technology. We also control access to and distribution of confidential information concerning our proprietary technology. We cannot guarantee that the other parties to these agreements will not disclose or misappropriate the confidential information concerning our proprietary technology, which could have a material adverse effect on our business.

     We rely on patents to protect certain of our proprietary technology. Patents, however, often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some foreign countries in which we sell our products do not provide the same level of protection to intellectual property as the laws of the United States provide. We cannot assure you that any patents we currently own or control, or that we may acquire in the future, will prevent our competitors from independently developing products that are substantially similar or superior to ours.

     We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

Our products could infringe on the intellectual property of others.

     Third parties may in the future assert that our technology violates their intellectual property rights. As a result of such claims, we could be required to enter into licensing arrangements or develop non-infringing products, which could be prohibitively expensive or could divert a significant amount of resources from other aspects of our business.

     We may find it necessary to take legal action in the future to defend against claims that our products or technologies infringe the rights of third parties. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

We depend upon certain suppliers and subcontractors, the loss of which could cause an interruption in the production of our products.

     We rely on subcontractors to assemble and test some of our products. Additionally, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. We maintain limited inventories of these products and do not have long-term supply contracts with our vendors. In the event our subcontractors or suppliers are unable or unwilling to fulfill our requirements, we could experience an interruption in product availability until we are able to secure alternative sources of supplies. We are also subject to price increases by suppliers that could increase the cost of our products or require us to develop alternative suppliers, which could interrupt our business. It may not be possible to obtain alternative sources at a reasonable cost. Supply interruptions could cause us to lose orders or customers, which would result in a material adverse impact on our business, financial condition, and results of operations.

The loss of the services of certain members of our senior management or the inability to attract or retain additional technical personnel could impair our ability to conduct and expand our business.

     Our future performance depends significantly on Robert C. Fitting, our Chief Executive Officer, and Steve Eymann, our Executive Vice President and Chief Technical Officer. The loss of either of these key employees would adversely affect our operations. Mr. Fitting is 68 years old and we may eventually need to effect an appropriate transition to a new Chief Executive Officer. Any such transition may disrupt our business, customers and employees.

     Our continued ability to attract and retain highly skilled personnel also is critical to the operation and expansion of our business. The market for skilled engineers and other technical personnel is extremely competitive, and recruitment and retention costs are high. Although we have been able to attract and retain the personnel necessary to operate our business, we may not be able to do so in the future, particularly as we continue to expand our business into Internet-related products and other markets. The failure to attract and retain personnel with the necessary skills when needed could materially and adversely affect our business and expansion plans.

Since one member of our Board of Directors is not a resident of the United States and certain of our assets are located outside of the United States, you may not be able to enforce any U.S. judgment for claims you may bring against such director or assets.

     One member of our Board of Directors is a resident of Singapore, and an immaterial portion of our assets and a substantial portion of the assets of this director is located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against this non-U.S. resident than if he were a resident of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident director located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction or judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

Terrorist attacks and war may negatively impact all aspects of our operations, revenues, costs and stock price.

     Recent terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, without limitation, future terrorist attacks against United States targets, actual conflicts involving the United States or its allies or military or trade disruptions impacting our domestic or foreign suppliers of merchandise, may impact our operations, including, among other things, causing delays or losses in the delivery of wafer supplies to us and decreased sales of our products. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs.

Risks Related to the Industry

The continuing downturn in the rapidly evolving telecommunications and internet industries could harm our business.

     Our success depends upon the continued growth of the telecommunications industry, particularly with regard to the Internet. The rapid growth and evolution in the global telecommunications and Internet industries and the need for high-speed or enhanced telecommunications products has been slowed by recent economic conditions in the United States and elsewhere. The potential growth in these areas is unpredictable. We cannot provide assurance that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in historical demand for technologies and services will resume in a manner favorable to us or our business strategies.

Competition in our industry is intense and can lead to reduced sales and market share.

     The markets for ground segment systems are highly competitive. We have a number of major competitors in the satellite communications equipment field. These include large companies, such as Hughes Network Systems, Inc., NEC, and Comtech Telecommunications Corp., which have significantly larger and more diversified operations and greater financial, marketing, personnel and other resources than we possess. As a result, these competitors may develop and expand their products more quickly, adapt more quickly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than we can.

     Competition from current competitors or future entrants in the markets in which we compete could cause us to lose orders or customers or could force us to lower the prices we charge for our products, all of which would have a material adverse impact on our business, financial condition, and results of operations.

Our products may become obsolete due to rapid technological change.

The telecommunications industry, including the ground-based satellite communications systems business, is characterized by rapid and continuous technological change. Future technological advances in the telecommunications industry may result in the introduction of new products or services that compete with our products or render them obsolete. Our success depends in part on our ability to respond quickly to technological changes through the improvement of our current products and the development of new products. Accordingly, we believe that we will need to allocate a substantial amount of capital to research and development activities in the future. We may not generate cash flow from operations or have access to outside financing in amounts that are sufficient to adequately fund the development of new products. Even if we are able to obtain the required funding to develop new products, we cannot assure you that we will be able to develop products that we will be able to sell successfully. Our inability to improve our existing products and develop new products could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Common Stock

Stock prices of technology companies are volatile, which could result in substantial losses to investors.

     The trading price of our common stock and redeemable warrants have been volatile over the past couple of years and could continue to be volatile in response to factors including the following, some of which are beyond our control:

•	decreased demand in the Internet-services sector;

•	variations in our operating results;

•	announcements of technological innovations or new services by us or our competitors;

•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

•	changes in operating and stock price performance of other technology companies similar to us;

•	conditions or trends in the technology industry;

•	additions or departures of key personnel; and

•	future sales of our common stock.

     Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock and redeemable warrants.

The large number of shares eligible for future sale may adversely affect the market price of our common stock.

     A large number of our issued and outstanding shares of common stock are, and common stock underlying our warrants may be, eligible for future sale. The sale, or availability for sale, of a substantial number of shares of common stock in the public market could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities.

Nasdaq could delist our common stock or redeemable warrants, which could make it more difficult for you to sell or obtain quotations as to the price of our common stock or redeemable warrants.

     We are currently in compliance with Nasdaq’s continued listing requirements. However, if we cannot satisfy Nasdaq’s continued listing criteria in the future, Nasdaq could delist our common stock or redeemable warrants. In the event of delisting, trading, if any, would be conducted only in the over-the-counter market in the so-called “pink sheets” or the NASD’s Electronic Bulletin Board. As a result, an investor would likely find it more difficult to sell or obtain quotations as to the price of our common stock or redeemable warrants.

We have provisions in our certificate of incorporation that substantially eliminate the personal liability of members of our Board of Directors for violations of their fiduciary duty of care as a director and that allow us to indemnify our officers and directors. This could make it very difficult for you to bring any legal actions against our directors for such violations or could require us to pay any amounts incurred by our directors in any such actions.

     Pursuant to our certificate of incorporation, members of our Board of Directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Anti-takeover effect of Delaware law and our charter.

     Under the Delaware general Corporation Law, which we are subject to, it will be more difficult for a third party to take control of our company and may limit the price some investors are willing to pay for shares of our common stock. Furthermore, our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock without a vote or other stockholder approval.

USE OF PROCEEDS

     All net proceeds from the sale of the common shares covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of the common shares by the selling stockholders.

SELLING STOCKHOLDERS

     On February 19, 2004, Stetsys Pte. Ltd and Stetsys US, Inc., former majority stockholders and affiliates of Radyne ComStream, completed a private placement of 9,676,800 shares of our common stock to the selling stockholders named below. We agreed to register the resale of the shares of our common stock purchased in this private placement. In connection with this agreement, we are registering for resale the shares of our common stock purchased by the selling stockholders in the private placement. The shares covered by this prospectus may be offered from time to time by the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” The term “selling stockholders” includes donees, pledges, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

     In connection with this offering, the expenses incident to this registration, including the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and related fees and disbursements of our counsel and auditors, will be netted out of the fee paid to the placement agent in connection with the private placement, but the selling stockholders will pay any selling commissions and similar expenses relating to the sale of the shares. In addition, we, Stetsys Pte. Ltd and Stetsys US, Inc. have agreed to indemnify the selling stockholders, and certain affiliated parties against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including certain liabilities under the Securities Act.

     The table below lists the selling stockholders and information regarding the beneficial ownership of our common stock by each of the selling stockholders. The amounts of shares set forth under “Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Offered By This Prospectus” are based on information obtained from the selling stockholders. Percentages are based upon 16,446,795 shares of our common stock outstanding as of March 23, 2004. The amounts and percentages under “Shares Beneficially Owned After Sale Under This Prospectus” assume that all shares registered on behalf of the selling stockholders will be sold prior to completion of this offering, and that the selling stockholders will not acquire any additional shares of our common stock prior to the completion of this offering.

     To our knowledge, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Sale Under This			After Sale Under This
	Prospectus			Prospectus
			Shares
			Offered By
		Percentage	This		Percentage
Name of Selling Stockholder	Number	Ownership	Prospectus	Number	Ownership
British Columbia Investment Management Corporation(1)	47,000	*	47,000	—	—
The Dow Chemical Employees’ Retirement Plan(1)	87,000	*	87,000	—	—
The Robert Wood Johnson Foundation(1)	102,000	*	102,000	—	—
Laborers’ District Council and Contractors’ of Ohio Pension Fund(1)	26,000	*	26,000	—	—
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio(1)	132,000	*	132,000	—	—
Government of Singapore Investment Company Pte, Ltd(1)	360,000	2.19%	360,000	—	—
New York State Nurses Association Pension Plan(1)	57,000	*	57,000	—	—
Oregon Investment Council(1)	195,000	1.19%	195,000	—	—
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio(1)	140,000	*	140,000	—	—
Howard Hughes Medical Institute(1)	93,000	*	93,000	—	—
Ohio Carpenters’ Pension Fund(1)	29,000	*	29,000	—	—
The Retirement Program Plan for Employees of Union Carbide Corporation(1)	75,000	*	75,000	—	—
Third Point Management Company L.L.C.(2)	1,000,000	6.08%	1,000,000	—	—
Deutsche Bank AG, London Branch(3)	514,100	3.13%	500,000	14,100	*
Ardsley Offshore Fund, Ltd.(4)	245,000	1.49%	245,000	—	—
Ardsley Partners Fund II, L.P.(4)	170,000	1.03%	170,000	—	—
Ardsley Partners Institutional Fund, L.P.(4)	85,000	*	85,000	—	—
Fuller & Thaler Behavioral Finance Fund(5)	500,000	3.04%	500,000	—	—
Prism Offshore Fund, Ltd.(6)	240,900	1.46%	240,900	—	—
Prism Partners, L.P.(6)	188,630	1.15%	188,630	—	—
Prism Partners QP, LP(6)	45,470	*	45,470	—	—
Trustman in c/o STI Classic Small Cap Growth Fund(7)	435,000	2.64%	435,000	—	—
Trustman in c/o Arthur Vining Davis Foundation(8)	12,250	*	12,250	—	—
Trustman in c/o TUA Troyal Brooks(9)	1,900	*	1,900	—	—
Trustman in c/o TUA Sandra Brooks(10)	850	*	850	—	—

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Sale Under This			After Sale Under This
	Prospectus			Prospectus
			Shares
			Offered By
		Percentage	This		Percentage
Name of Selling Stockholder	Number	Ownership	Prospectus	Number	Ownership
Hare & Co. F/B/O John Hancock Small Cap Equity Fund(11)	225,000	1.37%	225,000	—	—
Hare & Co. F/B/O John Hancock Technology Fund(12)	175,000	1.06%	175,000	—	—
033 Asset Management, LLC(13)	300,000	1.82%	300,000	—	—
The Riverview Group LLC(14)	250,000	1.52%	250,000	—	—
Westfield Life Sciences Fund II LP(15)	200,000	1.22%	200,000	—	—
Westfield Life Sciences Fund LP(15)	50,000	*	50,000	—	—
Ascend Offshore Fund, Ltd.(16)	135,264	*	135,264	—	—
Ascend Partners Leveraged Fund LP(16)	49,608	*	49,608	—	—
Guggenheim Portfolio Company XXIII, LLC(16)	16,719	*	16,719	—	—
Ascend Offshore Leveraged Fund, Ltd.(16)	15,895	*	15,895	—	—
Ascend Partners Sapient LP(16)	14,034	*	14,034	—	—
Ascend Partners LP(16)	10,882	*	10,882	—	—
Ascend Managed Account, Ltd.(16)	7,598	*	7,598	—	—
Perry Partners International, Inc.(17)	187,500	1.14%	187,500	—	—
Perry Partners, L.P.(17)	62,500	*	62,500	—	—
SLS Offshore Fund, Ltd.(18)	146,000		146,000	—	—
SLS Investors, LP(18)	54,000	*	54,000	—	—
Brant Point Fund LLC (19)	236,100	1.43%	125,000	111,100	*
Brant Point Fund International (19)	154,300	*	75,000	79,300	*
MicroCapital Fund LP(20)	130,000	*	130,000	—	—
MicroCapital Fund Ltd.(20)	70,000	*	70,000	—	—
JLF Offshore Fund, Ltd. (21)	120,000	*	120,000	—	—
JLF Partners I, LP(21)	69,000	*	69,000	—	—
JLF Partners II, LP(21)	11,000	*	11,000	—	—
Proximity Fund L.P.(22)	100,000	*	100,000	—	—
Proximity Partners L.P.(22)	100,000	*	100,000	—	—
Crosslink Crossover Fund IV, L.P.(23)	148,800	*	148,800	—	—
Crosslink Crossover Fund III, L.P. (23)	25,400	*	25,400	—	—
Crosslink Partners Fund, L.P. (23)	17,400	*	17,400	—	—
Offshore Crosslink Crossover Fund III(23)	8,400	*	8,400	—	—
Hermes Partners, L.P.(24)	130,000	*	130,000	—	—
Guggenheim Portfolio XVI, LLC(24)	40,000	*	40,000	—	—
Ultra Hermes Master Fund, L.P. (24)	30,000	*	30,000	—	—
Langley Partners, L.P.(25)	175,000	1.06%	175,000	—	—
Pilgrim Baxter Hybrid Partners II, L.P.(26)	160,000	*	160,000	—	—
Kynikos Opportunity Fund II, L.P.(27)	75,800	*	75,800	—	—
Kynikos Opportunity Fund International Limited(27)	62,700	*	62,700	—	—

	Shares Beneficially Owned			Shares Beneficially Owned
	Before Sale Under This			After Sale Under This
	Prospectus			Prospectus
			Shares
			Offered By
		Percentage	This		Percentage
Name of Selling Stockholder	Number	Ownership	Prospectus	Number	Ownership
Kynikos Opportunity Fund, L.P. (27)	11,500	*	11,500	—	—
CCM Master Qualified Fund, Ltd.(28)	150,000	*	150,000	—	—
Insignia Partners, LP(29)	85,000	*	60,000	25,000	*
Cabernet Partners, LP(29)	77,500	*	57,500	20,000	*
Chardonnay Partners, LP(29)	30,000	*	20,000	10,000	*
Deephaven Small Cap Growth Fund LLC(30)	100,000	*	100,000	—	—
SF Capital Partners Ltd.(31)	100,000	*	100,000	—	—
Symmetry Peak, LP(32)	70,000	*	70,000	—	—
Symmetry Peak Offshore, Ltd. (32)	30,000	*	30,000	—	—
Bonanza Master Fund Ltd.(33)	100,000	*	100,000	—	—
Wheatley Capital Inc.(34)	75,000	*	75,000	—	—
Ritchie Long Short Trading, Ltd.(35)	75,000	*	75,000	—	—
Crestview Capital Master L.L.C.(36)	75,000	*	75,000	—	—
Shannon River Partners, LP(37)	30,000	*	30,000	—	—
Shannon River Partners II, LP(37)	30,000	*	30,000	—	—
Palisades Master Fund L.P.(38)			50,000
Bluegrass Growth Fund LP(39)	50,000	*	50,000	—	—
Mountain Ridge Capital LLC(40)	50,000	*	50,000	—	—
UT Technology Partners I, L.P.(41)	40,000	*	40,000	—	—
UT Technology Partners II, L.P.(41)	6,000	*	6,000	—	—
UT Technology Fund, Ltd.(41)	4,000	*	4,000	—	—
Silver Capital Fund, LLC(42)	50,000	*	50,000	—	—
Provident Premier Master Fund Ltd.(43)	26,300	*	26,300	—	—
Geduld Capital Partners, LLC(44)	25,000	*	25,000	—	—
Basso Multi-Strategy Holding Fund Ltd.(45)	12,500	*	12,500	—	—
Basso Holdings Ltd.(45)	12,500	*	12,500	—	—
Blackmore Offshore Fund Ltd.(46)	10,374	*	10,374	—	—
Blackmore Wallace Partners, LP(46)	10,297	*	10,297	—	—
Blackmore Partners, LP(46)	4,329	*	4,329	—	—

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	The specified funds are managed by Wellington Management Company, LLP, an investment adviser registered under the Investment Advisers Act of 1940, as amended.

(2)	“Shares Beneficially Owned Before Sale Under This Prospectus” for Third Point Management Company L.L.C. includes 456,900 shares held of record by Third Point Offshore Fund, Ltd., 233,800 shares held of record by Third Point Partners L.P., 144,700 shares held of record by Lyxor Asset Management, 87,600 shares held of record by Points West International Investments Ltd. and 46,600 shares held of record by Banzai Offshore Fund Ltd., 30,400 shares held of record by Banzai Partners L.P., each of which are managed by Third Point Management Company L.L.C. Daniel S. Loeb of Third Point Management Company L.L.C. holds sole voting and dispositive power for all shares held of record by Third Point Offshore Fund Ltd., Third Point Partners L.P.,

Lyxor Asset Management, Points West International Investments Ltd., Banzai Offshore Fund Ltd. and Banzai Partners L.P.

(3)	DB Advisors, a wholly owned subsidiary of Deutsche Bank AG, is the investment manager of a portfolio held by Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(4)	Philip J. Hempleman holds sole voting and dispositive power for all shares held by Ardsley Offshore Fund, Ltd., Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P.

(5)	Fuller & Thaler Behavioral Finance Fund is managed by Fuller and Thaler Asset Management. Fred Stanske of Fuller and Thaler Asset Management holds sole voting and dispositive power for all shares held by Fuller & Thaler Behavioral Finance Fund.

(6)	Prism Offshore Fund, Ltd., Prism Partners, L.P. and Prism Partners, QP, L.P. are managed by Delta Partners, LLC. Chris Argyrople and Charles Jobson of Delta Partners, LLC hold voting and dispositive power for all shares held by Prism Offshore Fund, Ltd., Prism Partners, L.P. and Prism Partners, QP, L.P.

(7)	Mark Garfinkel holds sole voting and dispositive power for all shares held by Trustman in c/o STI Classic Small Cap Growth Fund. Trustman in c/o STI Classic Small Cap Growth Fund, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(8)	Mark Garfinkel holds sole voting and dispositive power for all shares held by Trustman in c/o Arthur Vining Davis Foundation. Trustman in c/o Arthur Vining Davis Foundation, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(9)	Mark Garfinkel holds sole voting and dispositive power for all shares held by Trustman in c/o TUA Troyal Brooks. Trustman in c/o TUA Troyal Brooks, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(10)	Mark Garfinkel holds sole voting and dispositive power for all shares held by Trustman in c/o TUA Sandra Brooks. Trustman in c/o TUA Sandra Brooks, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(11)	Hare & Co. F/B/O John Hancock Small Cap Equity Fund, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(12)	Hare & Co. F/B/O John Hancock Technology Fund, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(13)	“Shares Beneficially Owned Before Sale Under This Prospectus” for 033 Asset Management, LLC includes 147,240 shares held of record by 033 Growth Partners I, L.P., 73,050 shares held of record 033 Growth International Fund, LTD, 45,930 shares held of record by 033 Growth Partners II, L.P. and 33,780 shares held of record by Oyster Pond Partners, L.P., each of which are managed by 033 Asset Management, LLC. Lawrence C. Longo, Jr. of 033 Asset Management, LLC holds voting power and Michael T. Vigo of 033 Asset

Management, LLC holds dispositive power for all shares held of record by 033 Growth Partners I, L.P., 033 Growth International Fund, LTD, 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P.

(14)	The sole member of The Riverview Group, LLC is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding. Israel A. Englander is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any reporting person as to beneficial ownership of any shares owned by another reporting person. The Riverview Group LLC, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(15)	William A. Muggia holds sole voting and dispositive power for all shares held by Westfield Life Sciences Fund II LP and Westfield Life Sciences Fund LP.

(16)	Ascend Offshore Fund, Ltd., Ascend Partners Leveraged Fund LP, Guggenheim Portfolio Company XXIII, LLC, Ascend Offshore Leveraged Fund, Ltd., Ascend Partners Sapient LP, Ascend Partners LP and Ascend Managed Account, Ltd. are managed by Ascend Capital, LLC. Malcolm Fairbairn of Ascend Capital, LLC holds sole voting and dispositive power for all shares held by Ascend Offshore Fund, Ltd., Ascend Partners Leveraged Fund LP, Guggenheim Portfolio Company XXIII, LLC, Ascend Offshore Leveraged Fund, Ltd., Ascend Partners Sapient LP, Ascend Partners LP and Ascend Managed Account, Ltd.

(17)	Richard C. Perry holds sole voting and dispositive power for all shares held by Perry Partners International, Inc. and Perry Partners, L.P.

(18)	Scott L. Swid holds sole voting and dispositive power for all shares held by SLS Offshore Fund, LTD and SLS Investors, L.P.

(19)	Ira L. Unschuld holds sole voting and dispositive power for all shares held by Brant Point Fund LLC and Brant Point Fund International.

(20)	Ian P. Ellis holds sole voting and dispositive power for all shares held by MicroCapital Fund LP and MicroCapital Fund Ltd.

(21)	Jeffrey Feinberg holds sole voting and dispositive power for all shares held by JLF Offshore Fund, Ltd., JLF Partners I, LP and JLF Partners II, LP.

(22)	Geoff Crosby holds sole voting and dispositive power for all shares held by Proximity Fund L.P. and Proximity Partners L.P.

(23)	Michael J. Stark holds sole voting and dispositive power for all shares held by Crosslink Crossover Fund IV, L.P., Crosslink Crossover Fund III, L.P., Crosslink Partners Fund, L.P. and Offshore Crosslink Crossover Fund III.

(24)	Paul Flather holds sole voting and dispositive power for all shares held by Hermes Partners, L.P., Guggenheim Portfolio XVI, LLC and Ultra Hermes Master Fund, L.P.

(25)	Langley Partners, L.P. is managed by Langley Capital, LLC. Jeffrey Thorp of Langley Capital, LLC holds sole voting and dispositive power for all shares held by Langley Partners, L.P.

(26)	Samuel H. Baker holds sole voting and dispositive power for all shares held by Pilgrim Baxter Hybrid Partners II, L.P. Pilgrim Baxter Hybrid Partners II, L.P., an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(27)	James S. Chanos and Jeffrey R. Perry hold voting and dispositive power for all shares held by Kynikos Opportunity Fund II, L.P., Kynikos Opportunity Fund International Limited and Kynikos Opportunity Fund, L.P.

(28)	CCM Master Qualified Fund, Ltd. is managed by Coghill Capital Management, LLC. Clint D. Coghill of Coghill Capital Management, LLC holds sole voting and dispositive power for all shares held by CCM Master Qualified Fund, Ltd.

(29)	Robert A. Berlacher holds sole voting and dispositive power for all shares held by Insignia Partners, LP, Cabernet Partners, LP and Chardonnay Partners, LP. Insignia Partners, LP, Cabernet Partners, LP and Chardonnay Partners, LP, each an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(30)	Deephaven Small Cap Growth Fund LLC is managed by Deephaven Capital Management, LLC. Colin Smith of Deephaven Capital Management, LLC holds sole voting and dispositive power for all shares held by Deephaven Small Cap Growth Fund LLC. Deephaven Small Cap Growth Fund LLC, an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(31)	SF Capital Partners Ltd. is managed by Staro Asset Management L.L.C. Michael A. Roth and Brian J. Stark of Staro Asset Management L.L.C. hold voting and dispositive power for all shares held by SF Capital Partners Ltd. SF Capital Partners Ltd., an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(32)	Frank P. Slattery holds sole voting and dispositive power for all shares held by Symmetry Peak, LP and Symmetry Peak Offshore, Ltd.

(33)	Bonanza Master Fund Ltd. is managed by Bernay Box & Co. Bernay Box of Bernay Box & Co. holds sole voting and dispositive power for all shares held by Bonanza Master Fund Ltd.

(34)	Wheatley Capital Inc. is managed by MFN LLC. Louis Ottimo of MFN LLC holds sole voting and dispositive power for all shares held by Wheatley Capital Inc.

(35)	Ritchie Long Short Trading, Ltd. is managed by Ritchie Capital Management, L.L.C., which is the subadvisor to Ritchie Capital Management Ltd. A.R. Jhane Ritchie of Ritchie Capital Management Ltd. holds sole voting and dispositive power for all shares held by Ritchie Long Short Trading, Ltd.

(36)	Richard Levy and Stewart Flink hold voting and dispositive power for all shares held by Crestview Capital Master L.L.C.

(37)	Spencer Waxman holds sole voting and dispositive power for all shares held by Shannon River Partners, LP and Shannon River Partners II, LP.

(38)	Murray Todd holds sole voting and dispositive power for all shares held by Palisades Master Fund L.P.

(39)	Deborah Solomon holds sole voting and dispositive power for all shares held by Bluegrass Growth Fund LP.

(40)	Jeffery K. White holds sole voting and dispositive power for all shares held by Mountain Ridge Capital LLC.

(41)	James W. Weil holds sole voting and dispositive power for all shares held by UT Technology Partners I, L.P., UT Technology Partners II, L.P. and UT Technology Fund, Ltd. UT Technology Partners I, L.P., UT Technology Partners II, L.P. and UT Technology Fund, Ltd., each an affiliate of a broker-dealer, purchased all shares covered by this prospectus in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(42)	Bruce Silver holds sole voting and dispositive power for all shares held by Silver Capital Fund, LLC.

(43)	Patrick T. Schwinghammer holds sole voting and dispositive power for all shares held by Provident Premier Master Fund Ltd.

(44)	Steven Geduld holds sole voting and dispositive power for all shares held by Geduld Capital Partners, LLC.

(45)	Howard Fischer holds sole voting and dispositive power for all shares held by Basso Multi-Strategy Holding Fund Ltd. and Basso Holdings Ltd.

(46)	Jeffrey W. Priest holds sole voting and dispositive power for all shares held by Blackmore Offshore Fund Ltd., Blackmore Wallace Partners, LP and Blackmore Partners, LP.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the Registration Statement to which this prospectus is a part is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers.

     Each selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. We have advised each selling stockholder that it may not use shares registered on the Registration Statement to which this prospectus is a part to cover short sales of common stock prior to the date on which such Registration Statement shall have been declared effective by the Securities and Exchange Commission. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated, including without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under the Registration Statement to which this prospectus is a part.

     We will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including documents incorporated herein by reference, includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) and we claim the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” or “anticipates,” and do not reflect historical facts.

     Forward-looking statements involve risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements incorporated by reference herein that are included in “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference herein, describe factors, among others, that could contribute to or cause such differences.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

     The consolidated financial statements and schedules of Radyne ComStream Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC’s website (http://www.sec.gov).

     Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the Nasdaq National Market at 1735 K Street, NW, Washington, DC, 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.	Our Current Reports on Form 8-K filed on January 29, 2004, February 17, 2004 and February 23, 2004;

3.	The description of our common stock contained in our registration statement on Form 8-A, filed on November 19, 1999

4.	The description of our redeemable common stock purchase warrants contained in our Registration Statement on Form S-2, as amended (File No. 333-90731); and

5.	All of our filings pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at the following address or telephone number:

Radyne ComStream Inc.
3138 East Elwood Street
Phoenix, Arizona 85034
Attention: Corporate Secretary
(602) 437-9620